Exhibit 99.2

NOVADAQ Technologies Inc.
Management’s Discussion and Analysis
Three and nine month periods
ended September 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2016, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY Elite Fluorescence Imaging System [the “SPY Elite Imaging System”], PINPOINT Endoscopic Fluorescence Imaging System [the “PINPOINT Imaging System”], PINPOINT upgrade kit, LUNA™ Fluorescence Angiography System [the “LUNA Imaging System”], the Firefly™  component used in the da Vinci robot [“Firefly” and together with the SPY Elite, PINPOINT and LUNA Imaging Systems, collectively, the “SPY Imaging Systems”] and CO2 Heart Laser System and DermACELL® tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products [“DermACELL”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health®  [“LifeNet Health”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”],  the co-marketing agreement with Arthrex, Inc. [“Arthrex”], the distribution agreements with MAQUET Cardiovascular [“MAQUET”], the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of the SPY Imaging Systems, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or DermACELL; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2015, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF and this MD&A for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to these risk factors and other uncertainties discussed herein. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through November 2, 2016.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed.

The SPY fluorescence imaging technology utilized in the SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of surgical procedures and management of acute and chronic wounds. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs.

NOVADAQ’s direct sales and marketing efforts are currently focused on the following market development activities: (1) expansion, training and development of the existing sales and marketing teams to support the establishment of two distinct sales divisions (surgical and wound care); (2) commercialization activities required to support the continued growth and distribution of the SPY Imaging Systems, such as post-market research, clinical studies, key opinion leader development, educational support, material development and reimbursement validation; (3) continued development and execution of commercialization strategies to market LifeNet Health’s DermACELL tissue products for wound care and breast reconstruction surgery in North America; (4) marketing activities required to continue to develop new clinically relevant applications for SPY Imaging Systems; and (5) commercialization activities required to support the growth, marketing and sale of SPY Imaging Systems globally in conjunction with the Company’s international distribution partners. Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in expanding the applications of its current and future imaging platforms and direct sales offers.

The SPY Elite® Imaging System is Conformité Européenne (CE Marked), licensed by Health Canada, registered in multiple International markets and 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during multiple open surgery applications.  The LUNA Imaging System is FDA 510(k) cleared for use in cardiovascular applications, including the assessment of blood flow in peripheral vessels and perfusion in extremities for patients with vascular disease and conditions that can lead to chronic and acute wounds. The PINPOINT Imaging System is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures and combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. The SPY and SPY Elite Systems are also CE Marked for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in certain other markets outside of the United States including Australia, Brazil, China, Israel, Japan, New Zealand, Philippines, South Korea, Taiwan and Turkey. PINPOINT is approved for sale in Australia, Brazil, China, Israel, Japan, Mexico, New Zealand, Philippines, South Korea, Taiwan, Thailand and Turkey. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that is used in breast reconstruction surgeries, as well as in the treatment of diabetic foot and venous stasis ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL allows clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion to support integration with native tissue at the time of allograft implant.

NOVADAQ’s intellectual property consists of 69 patent families representing 111 granted or allowed patents and 154 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

Over 225 peer-reviewed publications report clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. Academic literature supports claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications. These complications can negatively impact patient quality of life and significantly increase overall treatment costs. As of the end of 2015, SPY Imaging technology had been used in more than 200,000 procedures and more than 2,375 SPY Imaging Systems were in use in hospitals throughout the U.S.

NEW DEVELOPMENTS

On September 6, 2016, NOVADAQ announced that effective October 1, 2016, Karen A. Licitra would be joining the Board of Directors. Ms. Licitra has a track record of accomplishments in sales, marketing, commercial and general management in the global healthcare industry and having most recently served as Corporate Vice-President Worldwide Government Affairs & Policy at Johnson & Johnson. NOVADAQ further announced that, in conjunction with Ms. Licitra’s appointment, Harold O. Koch was resigning from his position as a director of the Company and chair of the Governance Committee.

SELECTED YEAR TO DATE INFORMATION

The table below summarizes information regarding NOVADAQ's revenues, loss from operations and other financial information for the periods presented in accordance with IFRS as issued by the IASB and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Nine months ended September 30, 2016
in $000’s, except per share amounts and %	2016	2015	2014

Revenues
Product sales	56,564	41,695	30,894
Royalty revenue	1,544	1,436	1,164
Partnership fee revenue	-	––	975
Service revenue	1,893	663	546
Total revenues	60,001	43,794	33,579
Cost of sales	16,981	13,078	12,161
Gross profit	43,020	30,716	21,418
Gross profit percentage	72%	70%	64%
Operating expenses
Selling and distribution expenses	53,664	41,361	20,179
Research and development expenses	12,643	12,732	7,388
Administrative expenses	12,601	6,464	6,360
Total operating expenses	78,908	60,557	33,927
Loss from operations	(35,888)	(29,841)	(12,509)
Finance costs	(72)	(78)	—
Finance income	237	166	177
Warrants revaluation adjustment	1,324	8,682	5,520
Gain on investment	—	—	25
Loss before income taxes	(34,399)	(21,071)	(6,787)
Income tax expense	(11)	48	(15)
Net loss and comprehensive loss for the period	(34,410)	(21,023)	(6,802)
Basic loss and comprehensive loss per share for the period	(0.60)	(0.38)	(0.12)
Diluted loss and comprehensive loss per share for the period	(0.61)	(0.52)	(0.22)

RESULTS OF OPERATIONS – Year to Date Q3, 2016 as compared to Year to Date Q3, 2015

Revenues

Revenues for the nine-month period increased by 37% to $60,001,000 in 2016 from $43,794,000 in 2015. Product sales increased by $14,869,000 or 36%, comprised of increases in total capital sales (direct, partnered and international) of $9,988,000 or 42% and total recurring revenue of $4,881,000 or 27%.

Royalty revenue for the nine-month period in 2016 increased by $108,000 as compared to the same period in 2015 due to more Firefly Illuminators being sold by our partner.

Service revenue increased by $1,230,000 or 186% to $1,893,000 in 2016 from $663,000 in 2015, mainly due to the recognition of revenue previously deferred on extended service contracts.

Total direct revenue increased by $14,973,000 or 43% to $49,431,000 in 2016 from $34,458,000 in 2015 as a result of an increase in direct capital revenue of 46% and an increase in direct recurring revenue of 40%. Direct revenues exclude our partnered revenues and sales outside of North America.  Direct recurring revenues include all kits, service, rental and DermACELL sales.

Gross Profit

Gross profit was $43,020,000 for the nine-month period in 2016 compared to $30,716,000 in the same period in 2015 as result of increased volumes.  As a percentage of revenue, gross profit increased by 2% from 70% in 2015 to 72% in 2016. The increase in gross profit percentage was a result of higher capital sales.

Operating Expenses

Selling and distribution expenses of $53,664,000 for the nine-month period in 2016 were $12,303,000 higher than expenses of $41,361,000 for the same corresponding period in the prior year as a result of additional direct sales force personnel and higher promotional spending. This was partially offset by a decrease in costs of $3,241,000 related to the sponsorship of clinical studies.

Research and development expenses of $12,643,000 for the nine-months ended September 30, 2016 were $89,000 lower than expenses of $12,732,000 for the same period in 2015 due to lower patent and trademark expenses of $3,570,000. This was partially offset by higher clinical trial expenses of $1,188,000; an increase in product design costs of $1,353,000; and higher employee related and occupancy costs to support expanded operations.

Administrative expenses of $12,601,000 for the nine-month period in 2016 were $6,137,000 higher than expenses of $6,464,000 for the corresponding period in 2015. As a result of the resignation of the Company’s former Chief Executive Officer [“CEO”], the Company recognized stock-based compensation cost of $1,853,000 during the nine-month period in 2016 relating to the stock options and RSUs granted to the former CEO, which had not yet vested at the time of the resignation and which were not cancelled subsequently.  In addition, the Company provided cash compensation in the amount of $1,853,000 for costs related to the resignation. Excluding these one-time costs, administrative expenses were $2,431,000 higher compared to the nine-month period in 2015.  The increase mainly related to higher stock-based compensation in the amount of $1,073,000; an increase in salaries expense of $602,000 as a result of additional headcount; an increase in bad debt expense of $453,000; and an unfavourable impact from changes in foreign exchange rates in the amount of $312,000.  This was partially offset by a decrease in professional fees in the amount of $281,000.

Finance Costs

Finance costs of $72,000 for the nine-month period in 2016 were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income of $237,000 for the nine-month period ended September 30, 2016 was higher than income of $166,000 for the same period in 2015 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income of $1,324,000 for the nine-month period in 2016 compared to $8,682,000 in the same period in 2015. The outstanding warrants were fully exercised during 2016.

Net Loss

Net loss for the nine-month period in 2016 was $34,410,000, compared to a net loss of $21,023,000 for the same period in 2015. The increase in net loss of $13,387,000 was due to increased operating costs in the amount of $18,351,000 and a decrease in non-cash warrant revaluation income of $7,358,000. This was partially offset by an increase in gross profit by $12,304,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ's revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
in $000’s, except per share amounts and %	2016	2016	2016	2015	2015	2015	2015	2014

Revenues
Product sales	20,736	19,048	16,780	19,104	16,290	14,337	11,067	9,803
Royalty revenue	494	556	495	587	443	541	452	745
Partnership fee revenue	––	––	––	––	––	––	––	2,316
Service revenue	929	513	451	327	303	189	172	158
Total revenues	22,159	20,117	17,726	20,018	17,036	15,067	11,691	13,022
Cost of sales	6,267	5,646	5,068	5,648	4,477	4,381	4,220	3,897
Gross profit	15,892	14,471	12,658	14,370	12,559	10,686	7,471	9,125
Gross profit percentage	72%	72%	71%	72%	74%	71%	64%	70%

Operating expenses
Selling and distribution expenses	19,289	19,068	15,308	13,157	13,370	15,493	12,498	7,505
Research and development expenses	4,755	4,726	3,163	4,817	3,981	5,129	3,622	3,394
Administrative expenses	2,782	7,261	2,557	2,587	1,319	2,458	2,687	3,935
Termination fee	––	––	––	––	––	––	––	4,500
Total operating expenses	26,826	31,055	21,028	20,561	18,670	23,080	18,807	19,334
Loss from operations	(10,934)	(16,584)	(8,370)	(6,191)	(6,111)	(12,394)	(11,336)	(10,209)
Finance costs	(24)	(24)	(24)	(26)	(26)	(26)	(26)	––
Finance income	69	77	90	84	56	56	54	48
Warrant revaluation adjustment	—	—	1,324	(3,661)	2,321	6,338	23	(7,356)
Loss before income taxes	(10,889)	(16,531)	(6,980)	(9,794)	(3,760)	(6,026)	(11,285)	(17,517)
Income tax recovery (expense)	(7)	(4)	—	(13)	48	––	––	(34)
Net loss and comprehensive loss for the period	(10,896)	(16,535)	(6,980)	(9,807)	(3,712)	(6,026)	(11,285)	(17,551)

Basic loss and comprehensive loss per share for the period	(0.19)	(0.29)	(0.12)	(0.17)	(0.07)	(0.11)	(0.20)	(0.32)
Diluted loss and comprehensive loss per share for the period	(0.19)	(0.29)	(0.14)	(0.17)	(0.11)	(0.22)	(0.20)	(0.32)

Balance Sheet Data

in $000’s	As at September 30, 2016	As at December 31, 2015	As at September 30, 2015

Cash and cash equivalents	72,242	106,790	116,422
Working Capital	96,392	128,614	133,241
Total assets	150,128	175,972	181,151
Total non-current liabilities	2,314	19,022	15,121
Total liabilities	20,503	33,010	29,854
Shareholders' equity	129,625	142,962	151,297

RESULTS OF OPERATIONS – Q3-2016 as compared to Q3-2015 and Q2-2016

Revenues

Revenues increased by 30% to $22,159,000 in Q3-2016 from $17,036,000 in Q3-2015.  Product sales increased by $4,446,000 or 27%, comprised of increases in total capital sales (direct, partnered and international) of $2,878,000, or 29% and total recurring revenue of $1,567,000 or 24%.

Service revenue increased by $626,000 or 207% to $929,000 in Q3-2016 from $303,000 in Q3-2015, mainly due to the recognition of revenue previously deferred on extended service contracts.

Total direct revenue increased by $4,477,000 or 32% to $18,274,000 in Q3-2016 from $13,797,000 in Q3-2015 as a result of an increase in direct recurring revenue of 42% and an increase in direct capital revenue of 25%.

In comparison to Q2-2016, revenues increased by $2,042,000 or 10% mainly due to higher capital sales.

In Q3-2016, an estimated 14,100 procedures using SPY technology systems were performed, representing an increase over Q3-2015 and Q2-2016 of 34% and 6%, respectively.

Gross Profit

Gross profit was $15,892,000 in Q3-2016 compared to $12,559,000  in Q3-2015.  As a percentage of revenue, gross profit decreased by 2% from 74% in Q3-2015 to 72% in Q3-2016. The decrease in gross profit percentage was primarily the result of an increase in manufacturing costs recovered in 2015, as compared to 2016, due to more units manufactured in 2015.  In comparison to Q2-2016, gross profit as percentage of revenue remained consistent.

Operating Expenses

Selling and distribution expenses of $19,289,000 for Q3-2016 were $5,919,000 higher than Q3-2015 expenses of $13,370,000 as a result of additional direct sales force personnel and higher promotional spending. In comparison to Q2-2016, selling and distribution expenses were higher by $221,000 or 1% as a result of increased sales volumes and the continued build-out of NOVADAQ’s direct sales force.

Research and development expenses of $4,755,000 in Q3-2016 were $774,000 higher than Q3-2015 expenses of $3,981,000 mainly due to an increase in product design costs of $843,000; higher costs related to clinical trials in the amount of $417,000; and higher employee related and occupancy costs to support expanded operations.  This was partially offset by lower patent and trademark expenses of $786,000. Research and development expenses increased slightly by 1% in comparison to Q2-2016.

Administrative expenses of $2,782,000 in Q3-2016 were $1,463,000 higher than Q3-2015 expenses of $1,319,000 due to increased professional fees of $337,000; increased non-cash stock based compensation expense of $273,000; an unfavourable impact from foreign exchange rates in the amount of $152,000; and higher employee related costs due to increased headcount. In comparison to Q2-2016, administrative expenses were lower than the previous quarter by $4,479,000 mainly due to the one-time costs of $3,706,000 recognized as a result of the resignation of the former CEO in Q2-2016. Excluding the aforementioned one-time costs, administrative expenses were $773,000 or 22% lower compared to Q2-2016 mainly due to lower stock based compensation expense.

Finance Costs

Finance costs for the three-month periods presented were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income increased to $69,000 in Q3-2016 from $56,000 in Q3-2015 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The non-cash warrant valuation adjustment was nil in Q3-2016 compared to income of $2,321,000 in Q3-2015. During Q1-2016 the outstanding warrants were fully exercised.

Net Income Loss

Net loss was $10,896,000 in Q3-2016 compared to a net loss of $3,712,000 in Q3-2015.  The increase in net loss was primarily a result of an increase in operating expenses of $8,156,000 and the non-cash warrant revaluation income of $2,321,000 recognized in Q3-2015. Offsetting these amounts was an increase in gross profit of $3,333,000.

In comparison to Q2-2016, net loss decreased by $5,639,000 primarily due to decrease in operating expenses of $4,229,000 and an increase in gross profit of $1,421,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at September 30, 2016 as compared to December 31, 2015:

in $000's, except %	As at September 30, 2016	As at December 31, 2015	Change ($)	Change (%)	Comments
ASSETS
Current assets
Cash and cash equivalents	72,242	106,790	(34,548)	(32)	See Liquidity and Capital Resources section below.
Accounts receivable	27,148	21,768	5,380	25	An increase in sales in Q3-16 and Q2-16, compared to Q4-15 and Q3-15.
Prepaid expenses and other assets	5,350	3,363	1,987	59	An increase in deposits for inventory and prepaid insurance.
Inventories	9,841	10,681	(840)	(8)	A decrease due to higher capital sales and devices placed for use at hospitals in Q3-2016 year-to-date.
	114,581	142,602	(28,021)	(20)
Non-current assets
Property and equipment, net	18,277	14,830	3,447	23	Net additions in 2016 due to revenue generating assets of $7,689 and leasehold improvements of $175, less depreciation of $4,417.
Intangible assets, net	17,270	18,540	(1,270)	(7)	A decrease due to amortization recorded during the nine-month period in 2016.

Total Assets	150,128	175,972	(25,844)	(15)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	14,705	12,145	2,560	21	An increase due to working capital requirements.
Provisions	528	455	73	16	An increase in warranty provision due to higher capital sales for the 12 month period ended September 30, 2016 compared to 12 month period ended December 31, 2015.
Deferred revenue	1,834	1,125	709	63	An increase in extended service contracts purchased by customers.
Income taxes payable	—	13	(13)	(100)	A decrease in state tax expense.
Distribution rights payable	250	250	—	—
Other liabilities	872	—	872	100	An increase due to DSUs granted during Q2-2016.
	18,189	13,988	4,201	30
Non-current liabilities
Deferred revenue	757	849	(92)	(11)
Distribution rights payable	1,557	1,735	(178)	(10)	A decrease resulting from payment made to reduce the total outstanding balance in 2016.
Shareholder warrants	—	16,438	(16,438)	(100)	Exercises of $15,114 and non-cash revaluation adjustment of $1,324.

Total Liabilities	20,503	33,010	(12,507)	(38)

Total Shareholders' Equity	129,625	142,962	(13,337)	(9)	Net loss of $34,410 offset by stock based compensation of $5,881 for stock options and RSUs and the exercise of shareholder warrants and stock options of $15,114 and $79, respectively.

Total Liabilities and Shareholders' Equity	150,128	175,972	(25,844)	(15)

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company's planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $72,242,000 as at September 30, 2016, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q3-2016, cash used in operating activities was $9,270,000 which included cash expenditures (cash burn) before change in working capital of $7,650,000, and increase in non-cash working capital of $1,532,000.  The cash burn during the quarter was mainly driven by costs associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. The increase in working capital was driven by an increase in accounts receivable and prepaid expenses and other assets. This was partially offset by a decrease in inventories and an increase in accounts payable and accrued liabilities and deferred revenue.

Investing Activities

In Q3-2016, cash used in investing activities was $2,549,000 comprised of net additions to revenue generating fixed assets which were primarily utilized in the placement of assets at hospitals and clinics.

Financing Activities

In Q3-2016, cash provided by financing activities was $24,000 comprised of proceeds from the exercise of stock options.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at September 30, 2016, the Company has not utilized this credit facility. As at September 30, 2016, the maximum amount that can be borrowed under the revolver loan was $2,192,217 Canadian dollars.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Operating leases	704	1,881	1,937

The long-term operating lease commitments are for premises located in: Mississauga, ON, Burnaby, BC, Taunton, MA, Hong Kong, Germany and Switzerland.

Critical Accounting policies and estimates

Except as disclosed in Note 2 to our interim condensed consolidated financial statements, there were no significant changes in our accounting policies and critical accounting estimates for the three and nine months ended September 30, 2016.  We describe our significant accounting policies and critical accounting estimates in Note 2 to the audited consolidated financial statements and MD&A for the year ended December 31, 2015.

RELATED PARTY TRANSACTIONS

As at September 30, 2016 and December 31, 2015, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President Regulatory, Clinical and Economic Affairs; and General Counsel.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports.  The amendments are effective for annual periods beginning on or after January 1, 2016.  The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016.  The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9, Financial instruments (effective January 1, 2018)

[b] IFRS 15, Revenue from contracts with customers (effective January 1, 2018)

[c] IFRS 16, Leases (effective January 1, 2019)

The extent of the impact of adoption of these standards has not yet been determined.

Financial Instruments and Other Instruments

The Company’s financial instruments were comprised of the following as at September 30, 2016: cash and cash equivalents of $72,242,000; accounts receivable of $27,148,000; accounts payable and accrued liabilities of $14,705,000; and distribution rights payable of $1,807,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The distribution rights liability is payable over a 10-year term and is carried at amortized cost.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable and Sales

As at September 30, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 45% of total accounts receivable as at September 30, 2016 as compared to 21% as at December 31, 2015.

For the three and nine months ended September 30, 2016, there were sales to one customer that exceeded 10% of total revenue [three and nine months ended September 30, 2015 – one customer]. For the three and nine months ended September 30, 2016, concentration of this customer comprised of 37% and 32% of total revenue, respectively. For the three and nine months ended September 30, 2015, concentration of this customer comprised of 12% and 13% of total revenue, respectively.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2015, which is filed on SEDAR and EDGAR. There have been no changes during the three and nine month periods ended September 30, 2016.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company's internal control over financial reporting that occurred during the three and nine month periods ended September 30, 2016, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 57,440,151 common shares, 4,670,565 stock options, 62,800 DSUs and 245,455 RSUs outstanding.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.